

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

January 3, 2022

Sherif Abdou, M.D.
Chief Executive Officer and Director
P3 Health Partners Inc.
2370 Corporate Circle, Suite 300
Henderson, NV 89074

  Re: P3 Health Partners Inc.
   Registration Statement on Form S-1
   Filed December 28, 2021
   File No. 333-261904

Dear Dr. Abdou:

  This is to advise you that we have not reviewed and will not review your registration statement.

  Please refer to Rules 460 and 461 regarding requests for acceleration. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

  Please contact Tyler Howes at 202-551-3370 with any questions.

       Sincerely,

       Division of Corporation Finance
       Office of Life Sciences

cc: Lisa Martin, Esq.